Filed by Rogue Wave Software, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities and Exchange Act of 1934
Subject Company: Rogue Wave Software, Inc.
Commission File No. 0-28900

     This filing relates to a merger transaction among Rogue Wave Software, Inc., a Delaware corporation, Quovadx, Inc., a Delaware corporation, and Chess Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Quovadx, Inc., pursuant to an Agreement and Plan of Merger dated as of November 3, 2003. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Rogue Wave Software, Inc. on November 4, 2003, and is incorporated in this filing by reference.

     This filing was filed originally on November 10, 2003. Rogue Wave is re-filing this communication to include the legends and participant information required by Rule 14a-12 and Rule 14d-9 under the Securities and Exchange Act of 1934.

ADDITIONAL INFORMATION

     Quovadx intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave intends to file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx and Rogue Wave expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Rouge Wave upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are urged to read these documents carefully when they are available. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of these documents may also be obtained from Quovadx by directing a request to Quovadx, Inc., 6400 S. Fiddler’s Green Circle, Suite 1000, Englewood, Colorado 80111, or from Rogue Wave, by directing a request to Rogue Wave Software, Inc., 5500 Flatirons Parkway, Boulder, Colorado 80301.

     In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Schedule 14D-9, and related exchange offer materials, both Quovadx and Rogue Wave file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quovadx or Rogue Wave at the SEC public reference room 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quovadx’s and Rogue Wave’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts:

Larry Thede	Mark Vellequette
Quovadx, Inc.	Rogue Wave Software, Inc.
(720) 554-1346	(303) 473-9118

* * *

From: Kathleen Brush, CEO of Rogue Wave Software

Subject: Sharing the Good News — Rogue Wave and Quovadx Join Forces

You may have heard this week’s announcement regarding the planned acquisition of Rogue Wave Software by Quovadx, Inc. The entire Rogue Wave team is excited about the opportunities presented by this merger and we want to let you — our valued customers — know what to expect from Rogue Wave in the future.

First and foremost, we want to reassure you that we remain firmly committed to delivering:

•	Timely maintenance releases for our SourcePro C++ and Stingray products

•	The high-quality technical support you’ve come to expect from Rogue Wave

•	Personalized and responsive account management from our dedicated sales team

In addition, by combining forces with Quovadx, we will accelerate the fulfillment of the service-oriented architecture (SOA) strategy we shared with you earlier this year. As you may recall, this strategy consists of two components:

•	The first is LEIF — our solution for fabricating services for use in a service-oriented architecture.

•	The second — code-named “Wave Runner” — consists of two functional components: the assembly and orchestration of services and the monitoring and management of services.

Code names are for products in development. With this merger Wave Runner will fade away, replaced by Quovadx’s QDX™ Platform — to be renamed Rogue Wave® Platform, a leading-edge assembly and orchestration product used by more than 140 companies. In the future, you’ll see LEIF integrated into the Rogue Wave® Platform, delivering a single solution for automating, fabricating, assembling, and orchestrating services in a service-oriented architecture. That’s powerful. This merger will catapult Rogue Wave, as a division of Quovadx, from being a future contender, to being a leading provider of products to facilitate the development of applications in a service-oriented architecture. I’m sure it’s becoming clear why all of us at Rogue Wave are so excited about this merger.

For additional information, we invite you to read the press announcement in its entirety or to contact your Rogue Wave account representative.

Thank you for your loyalty and support over the past 15 years. We look forward to serving you and the needs you have for products and services to facilitate application development for many years to come.

Sincerely,
/S/ Kathleen E. Brush
Kathleen Brush
CEO, Rogue Wave Software

Rogue Wave is a registered trademark of Rogue Wave Software; QDX is a trademark of Quovadx, Inc.